[KU6 LETTERHEAD]

October 21, 2013
VIA EDGAR

Mr. Larry Spirgel, Assistant Director
Mr. Robert S. Littlepage, Accounting Branch Chief
Ms. Kathryn Jacobson, Senior Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Ku6 Media Co., Ltd.
Form 20-F for the Year Ended December 31, 2012
Filed April 19, 2013
File No. 000-51116

Ladies and Gentlemen:

We submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) setting forth the response of Ku6 Media Co., Ltd. (the “Company”) to the comment contained in the Staff’s letter dated September 27, 2013, which is repeated below in its entirety in bolded typeface and followed by the response.

7. Acquired Intangible Assets, Net, page F-32

1.
In light of your significant losses and negative cash flows from operations in each of the last three fiscal years, it is unclear why your Trademark intangible asset is not impaired. Please advise us and tell us if you tested this asset for recoverability in accordance with the guidance in ASC 360-10-35-21. Also please explain to us, in detail, your methodology and assumptions when measuring for impairment loss. Refer to the guidance in ASC 360-10-35-17.

The Company respectfully advises the Staff that it did evaluate its trademark intangible asset in accordance with ASC 360-10-35 at prior calendar year-end dates, with the most recent evaluation, as discussed below, having been performed as of December 31, 2012.  The trademark in question, representing the Ku6 brand’s media assets, was obtained in the acquisition by Hurray! Holding Co., Ltd, the Company’s predecessor, of 100% of the equity interests of Ku6 Holding Limited, a leading online video portal in China, in early 2010.  Subsequent to this acquisition, the Company changed its name from Hurray! Holding Co., Ltd. to Ku6 Media Co., Ltd., and divested itself of other previously owned/operated businesses to focus exclusively on online advertising services through its Internet video portal operations.  Since that time, the Company comprised, and currently comprises, a single operating segment focused exclusively on the provision of online advertising services.

The trademark intangible impairment analysis was performed with respect to the carrying value of the asset as of December 31, 2012.  Pursuant to ASC 360-10-25-21(e), the impairment evaluation was necessitated by the existence of net losses and net operating cash outflows in the current (that is, 2012) and prior periods.  This analysis addressed the following long-lived assets:

•	The trademark intangible asset with carrying value of approximately US$21.3 million as of December 31, 2012;

•
An acquired technology intangible with carrying value of US$1.3 million as of December 31, 2012, which, together with the trademark, had carrying value of approximately US$22.6 million as of December 31, 2012; and

•	Net fixed assets, consisting primarily of server and computer networking assets, with carrying value of approximately US$2.9 million as of December 31, 2012.

The Company first associated the trademark intangible with an “asset group” as required by ASC 360-10-35.  The Company has a single operating segment and a single reporting unit for goodwill evaluation purposes.  The primary ingredients of the Company’s online advertising business model and popular Internet video platform are its tangible computer and network assets, its people, the recognition of its trademarked brand name, and intellectual capital.  The Company’s fixed and intangible assets are interdependent, supporting the concept of an entire entity asset group, as these resources are collectively employed to grow the user base, generating increased video views and other key metrics attractive to online advertisers.  Stated alternatively, the Company’s business model focuses exclusively on the provision of online advertising services and employs relatively fewer assets in the collective achievement of the single business objective than other more diversified businesses.  Moreover, it is impossible to ascribe cash flows specifically to the trademark on a stand-alone basis.  Therefore, the Company concluded that the trademark’s asset group is the consolidated reporting entity, or the Company as a whole.    As the asset group is synonymous with the Company (the sole reporting unit), the carrying value of goodwill was also considered in the analysis in accordance with ASC 360-10-35-26.

Further to the concept of the asset group, a primary asset was identified pursuant to ASC 360-10-35-31 and -32.  The Company concluded that the trademark intangible represents the primary asset of the group, as it constituted approximately 40% of total assets as of December 31, 2012 and is the core intangible element of the Company’s business model.  No other assets would have been acquired without the trademark in the 2010 acquisition.

The Company’s recoverability analysis for the asset group first focused on objective evidence of future cash flows available in the form of market prices.  Publicly available equity market prices can be viewed as indirect evidence of future undiscounted cash flows.  Such market evidence can be viewed as direct proxy evidence of discounted cash flows given the principle underlying equity valuation that equity value represents the market’s view of future cash flows discounted at an appropriate market-consensus cost of capital.  In using this methodology to conduct the analysis, the Company also considered that, by using market prices which reflect the market’s view of future cash flows discounted at an appropriate cost of capital, the “discount factor” is omitted from the analysis.  That is, ASC 360-10-35 calls for an analysis of “undiscounted cash flows” in the recoverability test, using entity-specific assumptions (not market participant assumptions).  However, it is important to note that any such “discount factor” reconciling discounted cash flows to undiscounted cash flows would only serve to increase – not decrease - the excess of undiscounted cash flows over carrying value, and would therefore provide further positive evidence of recoverability.  Accordingly, the Company first focused its analysis on the objective evidence provided by market prices, as such prices implicitly reflect market participants’ assumptions regarding future cash flows discounted at a market-consensus cost of capital.  The following analysis summarizes the pertinent factors considered:1

	Market capitalization at December 31, 2012	Net book value of equity at December 31, 2012	Excess of market value over book value	Excess as a percentage of book value
Using 12/31/2012 closing price per ADS of US$1.06 and outstanding ADSs of 47,324,465	US$50.2 million	US$33.6 million	US$16.6 million	49.4%
Using average of 2012 daily closing prices per ADS of US$1.43 and outstanding ADSs of 47,324,465	US$67.7 million	US$33.6 million	US$34.1 million	101.5%

The Company notes for the Staff’s attention that its public float of 29%2 represents a relatively small percentage of issued and outstanding shares, rendering the ADS price more sensitive to smaller trading volumes and orders.  Accordingly, a second comparison was included above to demonstrate that a 2012 average ADS price (rather than end of period ADS price) yields a similar conclusion regarding an excess of discounted cash flows (as implied by market prices) over carrying value.  The Company also notes that, while not considered at the time of the analysis as it was a future event, the Company’s per-ADS price has increased substantially in 2013, recently passing US$3 per ADS, or an approximate tripling of the market capitalization presented in the above analysis.  On the basis of market prices, the Company concluded that discounted cash flows were in excess of the carrying value of the asset group, indicating that the recoverability test prescribed by ASC 360-10-35-17 was passed.  Were a discount factor to be added back, the excess would have been larger.  Therefore, no further evaluation was required.

1 Closing price data obtained from http://finance.yahoo.com.
2 Float of 13.75 million shares divided by 47.27 million outstanding shares as per http://finance.yahoo.com.  Although October 2013 data was used, this ratio was similar at the prior calendar year-end.

To supplement its analysis, the Company also considered its internal projections for future revenues, expenses, and factors driving future net cash flows for the remaining useful life of the trademark.  A focus of this analysis was to ensure that the Company’s entity specific assumptions (as required by ASC 360-10-35) underpinning its future cash flow projections (on an undiscounted basis) could be reconciled to the discounted future cash flows implied by market prices.  The Company determined that its internal projections for future net cash flows both (i) reconciled to the objective evidence provided by market prices, and (ii) provided for significant excess margin above the carrying value of the asset group.

In response to the Staff’s comment, the Company will include additional disclosure in its future Form 20-F filings, as applicable, describing in additional detail the following:

(1) The determination of the asset group and primary asset;
(2) Any triggers considered in performing an impairment evaluation; and
(3) Key assumptions and methodology as described above.

In closing, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Frank Feng
Frank Feng
Acting Chief Financial Officer

cc:	James C. Lin, Davis, Polk, & Wardwell LLP Jianbin Gao, PricewaterhouseCoopers Zhong Tian LLP